March 27, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549-0303

Attention: Ms. Heather Percival

Re:	Request for Acceleration – QuickLogic Corporation

Registration Statement on Form S-3, File No. 333-230352 (the “Registration Statement”)

Dear Ms. Percival:

On behalf of QuickLogic Corporation (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933 (the “Securities Act”), as amended, I hereby request acceleration of the effective date of the Registration Statement to 4:00 p.m. Eastern Time on Friday, March 29, 2019, or as soon thereafter as is practicable.

Should you have any questions regarding this request, please feel free to contact the undersigned at (408) 990-4000 or our outside counsel, Alan Seem, by telephone at (650) 687-4190 or by e-mail at aseem@jonesday.com. Thank you for your continued attention to this matter.

Sincerely, QUICKLOGIC CORPORATION

By:	/s/ Suping (Sue) Cheung
Name:	Suping (Sue) Cheung
Title:	Vice President, Finance and Chief Financial Officer

cc: Alan Seem, Esq., Jones Day